Exhibit 99.1

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

NEWS RELEASE

Kinross doubles revenue and operating earnings in Q2
Cash flow per share before changes in working capital up by 83%
Margins at record levels

Toronto, Ontario, August 12, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the second quarter ended June 30, 2009.

This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 14 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.

●	Gold equivalent production[1] was a record 560,479 gold equivalent ounces in the second quarter of 2009, compared with 406,032 ounces for the same period last year, an increase of 38%.

●
Revenue doubled to a record $598.1 million in the second quarter, compared to $298.7 million during the same period last year. The average realized gold price was $915 per ounce sold compared to $903 per ounce sold in the second quarter of 2008, an increase of 1%. Total ounces sold were 651,390 gold equivalent ounces, compared with 330,633 ounces for the same period last year, an increase of 97%.

●
Cost of sales per gold equivalent ounce[2] was $434 in the second quarter, a decrease of 7% compared with cost of sales per gold equivalent ounce of $466 for the same period last year. Cost of sales per gold ounce on a by-product basis was $382 in the second quarter, compared with $418 the previous year.

●	Kinross’ attributable margin per ounce sold[3] was a record $481 in the second quarter, an increase of 10% year-over-year.

●
Cash flow from operating activities before changes in working capital[4] more than doubled to $227.1 million in the second quarter, or $0.33 per share, compared with $110.8 million, or $0.18 per share, over the same period last year.

●
Adjusted net earnings[4] in the second quarter were $84.3 million or $0.12 per share, compared with adjusted net earnings of $49.5 million or $0.08 per share, for the same period last year. Reported net earnings for the second quarter were $19.3 million, or $0.03 per share, compared with net earnings of $26.0 million, or $0.04 per share, for the second quarter of 2008.

●
The Company has revised its production guidance slightly and now expects to produce 2.3 - 2.4 million gold equivalent ounces for the full year 2009, primarily due to a longer than expected ramp-up at the Paracatu expansion. Cost of sales per gold equivalent ounce for the full year 2009 is expected to be consistent with previously-stated guidance.

●	Throughput at the Paracatu expansion plant reached targeted levels by the end of the second quarter and the focus is now on improving gold recoveries to support full production by the fourth quarter.

●
At Lobo-Marte in Chile, a pre-feasibility study is now underway and is expected to be completed by year-end, including a three-month drilling campaign that began in July. At the Fruta del Norte project in Ecuador, the Company has received environmental and water usage approvals and is awaiting final approval from the Ministry of Mines and Petroleum to recommence infill drilling activities. The Cerro Casale feasibility study remains on track for completion in the third quarter of 2009. Kinross and Barrick Gold have signed a new shareholders agreement to govern the 50-50 joint venture. The agreement is being held in escrow pending completion of a reorganization of the corporate ownership structure.

●
On August 1, unionized workers at the La Coipa mine voted to accept a new three-year collective agreement, ending a strike that began on July 8. The strike reduced La Coipa’s forecast production for July by approximately 9,400 gold equivalent ounces.

●
The Board of Directors has declared a dividend of $0.05 per common share, an increase of 25% over the dividend paid on March 31, 2009, reflecting higher gold prices, strong cash flow and a positive outlook for the Company’s performance going forward. The dividend is payable on September 30, 2009 to shareholders of record at the close of business on September 23, 2009.

[1]	Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol production (75%).
[2]
Cost of sales per ounce is a non-GAAP measure and is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

[3]	Attributable margin per ounce sold is a non-GAAP measure and is defined as average realized gold price per ounce less attributable cost of sales per gold equivalent ounce sold.
[4]	Reconciliation of non-GAAP financial measures is located on pages 12 and 13 of this news release.

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

CEO commentary
Tye Burt, Kinross President and CEO, made the following comments in relation to the second quarter 2009 results.

“In the second quarter we continued to realize the benefits of our growth strategy. Additional production from our new mines, lower year-over-year cost of sales, and a strong gold price led to a doubling in revenue and cash flow before changes in working capital.4 Operating earnings were also up by 107% year-over-year, and adjusted earnings4 were up by 70% over the previous year.

“We’re proud to have reduced costs by $32 per gold equivalent ounce year-over-year and to have increased margins to a new record of $481 per ounce, especially given that we do not benefit from higher base metal prices and by-product credits. Our costs were higher than anticipated at Paracatu during the quarter as we ramped up throughput to targeted levels, but with the mill now running well, we expect costs to come down as we improve recovery and increase production.

“Future growth remains our focus. At our Fort Knox expansion, we’re putting ore on the new heap leach pads and are on schedule to produce first gold in the fourth quarter. At Maricunga and Paracatu, we’re continuing to explore new opportunities for organic growth. And at Lobo-Marte, Fruta del Norte, and Cerro Casale, we’re advancing the pipeline of development projects that will be a major part of our future.

“We are pleased to have increased our dividend, an indication of our confidence going forward and our commitment to continue to provide strong returns for our shareholders.”

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in millions, except per share and per ounce amounts)	2009	2008	2009	2008
Total(a) gold equivalent ounces(b) - produced	619,045	423,194	1,210,214	754,978
Total gold equivalent ounces - sold	651,390	330,633	1,241,901	687,497

Attributable(c) gold equivalent ounces - produced	560,479	406,032	1,087,367	737,816
Attributable(c) gold equivalent ounces - sold	583,607	330,633	1,110,414	687,497

Metal sales	$598.1	$298.7	$1,130.8	$628.9
Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$270.0	$154.2	$504.5	$322.5
Accretion and reclamation expense	$4.6	$4.4	$9.2	$8.6
Depreciation, depletion and amortization	$117.0	$37.5	$228.2	$75.3
Operating earnings	$154.5	$74.8	$295.1	$156.6
Net earnings	$19.3	$26.0	$95.8	$96.9
Basic earnings per share	$0.03	$0.04	$0.14	$0.16
Diluted earnings per share	$0.03	$0.04	$0.14	$0.16
Adjusted net earnings (d)	$84.3	$49.5	$154.6	$103.5
Adjusted net earnings per share (d)	$0.12	$0.08	$0.22	$0.17
Cash flow provided from (used for) operating activities	$171.8	$(39.7)	$337.2	$36.6
Cash flow before changes in working capital (d)	$227.1	$110.8	$442.0	$209.9
Cash flow before changes in working capital per share (d)	$0.33	$0.18	$0.64	$0.34
Average realized gold price per ounce	$915	$903	$906	$916
Consolidated cost of sales per equivalent ounce sold (e)	$414	$466	$406	$469
Attributable(c) cost of sales per equivalent ounce sold (e)	$434	$466	$427	$469
Attributable cost of sales per ounce sold on a by-product basis (f)	$382	$418	$376	$408

(a)	“Total” includes 100% of Kupol production.

(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2009 was 67.03:1, compared with 52.17:1 for the second quarter of 2008. The ratio for the first six months of 2009 was 69.49:1 compared with 52.37:1 for the first six months of 2008.

(c)	“Attributable” includes Kinross’ share of Kupol production (75%) only.

(d)
“Adjusted net earnings”, “Adjusted net earnings per share”, “Cash flow before changes in working capital” and “Cash flow before changes in working capital per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located in this news release.

(e)	“Consolidated cost of sales per ounce” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(f)
“Attributable cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as cost of sales as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

 p. 2 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Kinross produced 560,479 gold equivalent ounces in the second quarter of 2009, a 38% increase over the 406,032 gold equivalent ounces produced in the second quarter of 2008. The year-over-year rise is a result of an increase in production at the Paracatu expansion and Kettle River-Buckhorn mine, which were not in production during the same period last year, and Kupol, which had not reached full production in the second quarter of 2008.

In the second quarter, revenue from metal sales doubled to $598.1 million, compared with $298.7 million during the same period in 2008. The average realized gold price for the second quarter was $915 per ounce, compared with $903 per ounce for the second quarter of 2008, an increase of 1%.

Cost of sales per gold equivalent ounce was $434 in the second quarter compared with $466 per ounce for the second quarter of 2008, a decrease of 7%. The year-over-year decrease is primarily due to the contribution of lower costs from Kupol, offset somewhat by higher costs at Paracatu associated with the ramp-up of the expansion plant. Cost of sales per gold ounce on a by-product accounting basis was $382 in the second quarter, compared with $418 the previous year, based on second quarter 2009 attributable gold sales of 531,568 ounces and attributable silver sales of 3,488,253 ounces.

Kinross’ margin per gold equivalent ounce sold was $481 in the second quarter of 2009, an increase of 10% compared with the second quarter of 2008, reflecting lower cost of sales per gold equivalent ounce and a slightly higher gold price.

Adjusted net earnings4 in the second quarter were $84.3 million or $0.12 per share, compared with adjusted net earnings of $49.5 million or $0.08 per share, for the same period last year.

General and administrative expenses were $26.5 million in the second quarter of 2009, compared with $24.2 million in the second quarter of 2008, a $2.3 million increase year-over-year. The increase is primarily related to higher personnel and information technology costs.

Cash flow from operating activities before changes in working capital4 for the second quarter of 2009 was $227.1 million, or $0.33 per share, compared with $110.8 million, or $0.18 per share, for the second quarter of 2008. Cash and short-term investments were $751.3 million at June 30, 2009 compared with $525.1 million at December 31, 2008.

Capital expenditures for the second quarter were $124.9 million, compared with $184.5 million in the second quarter of 2008. The 32% decrease is largely a result of the Company completing its major expenditures for its growth projects during the previous year.

p. 3 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Operations review and update

Three months ended June 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2009	2008	2009	2008	2009	2008	2009	2008
Fort Knox	67,391	85,609	63,443	75,720	$34.3	$34.4	$541	$454
Round Mountain	51,322	65,570	52,912	67,538	28.6	30.9	541	458
Kettle River - Buckhorn (a)	33,807	—	27,414	—	8.2	—	299	—
Kupol (100%) (b)	234,265	68,649	271,133	—	70.1	—	259	—
Paracatu	87,458	47,338	92,725	52,150	64.6	23.8	697	456
Crixás	20,646	22,310	17,763	21,569	7.5	6.6	422	306
La Coipa (c)	64,482	60,376	67,296	47,941	26.4	19.2	392	400
Maricunga	59,674	57,260	58,704	48,806	30.3	26.6	516	545
Julietta (d)	—	16,082	—	16,909	—	12.7	—	751
Other operations	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	—	—	—	—
Total	619,045	423,194	651,390	330,633	$270.0	$154.2	$414	$466
Less Kupol non-controlling interest (25%)	(58,566)	(17,162)	(67,783)	—	(16.8)	—
Attributable	560,479	406,032	583,607	330,633	$253.2	$154.2	$434	$466

Six months ended June 30,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2009	2008	2009	2008	2009	2008	2009	2008
Fort Knox	116,017	151,003	112,867	152,674	$67.5	$69.7	$598	$457
Round Mountain	101,498	129,174	103,898	126,729	54.6	56.9	526	449
Kettle River - Buckhorn (a)	61,706	—	62,575	—	19.0	—	304	—
Kupol (100%) (b)	491,388	68,649	525,947	—	127.3	—	242	—
Paracatu	160,203	90,574	164,818	94,615	112.6	43.0	683	454
Crixás	32,241	42,940	31,311	41,543	13.3	12.5	425	301
La Coipa (c)	130,722	121,269	123,558	128,595	48.4	55.3	392	430
Maricunga	116,439	118,639	116,927	110,606	61.8	60.7	529	549
Julietta (d)	—	32,730	—	32,735	—	24.4	—	745
Other operations	—	—	—	—	—	—	—	—
Corporate and other	—	—	—	—	—	—	—	—
Total	1,210,214	754,978	1,241,901	687,497	$504.5	$322.5	$406	$469
Less Kupol non-controlling interest (25%)	(122,847)	(17,162)	(131,487)	—	(30.4)	—
Attributable	1,087,367	737,816	1,110,414	687,497	$474.1	$322.5	$427	$469

(a)	Kettle River - Buckhorn began operations in the fourth quarter of 2008.

(b)	Kupol began operations in the second quarter of 2008.

(c)	Cost of sales per ounce in for the first six months of 2008 includes $48 related to the increase in inventory volume due to the asset swap transaction.

(d)	The Julietta mine was disposed of on August 16, 2008.

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined increased by 67% in the second quarter of 2009 compared with the same period last year due to the addition of mining equipment and the stockpiling of heap leach ore in anticipation of completion of the new heap leach pad. Gold production was lower than the same period last year due to lower grades, as a lower grade area of the pit was mined in accordance with the mine plan. Cost of sales was in line with the same period last year, and metal sales decreased primarily due to lower production.

p. 4 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

At the Round Mountain mine in Nevada, U.S.A., tonnes of ore mined were lower in the second quarter of 2009 compared with the previous year due to instability in the south pit wall, which was re-stabilized in June. The gold grade was higher than the second quarter of 2008 due to mine sequencing. Gold equivalent ounces produced and sold were lower year-over-year due to lower tonnes mined, which more than offset the higher grade. Cost of sales was slightly lower year-over-year.

At the Kettle River-Buckhorn mine in Washington, U.S.A., 48,000 tonnes of ore were mined and production was 33,807 gold equivalent ounces. Gold equivalent ounces sold were lower than ounces produced due to timing of shipments, as production at the end of June was not sold until July 2009.

At the Kupol mine in the Russian Federation, tonnes mined and ounces produced and sold were higher compared with the same period last year, as results for the second quarter of 2009 reflected a full quarter of production, while Kupol began production during the latter half of the second quarter of 2008. Gold equivalent ounces sold were higher than ounces produced for the quarter due to production from earlier in the year being sold in the second quarter. Kinross’ share of production was 175,699 gold equivalent ounces, including 151,327 ounces of gold and 1,633,673 ounces of silver.

At the Paracatu mine in Brazil, tonnes of ore mined and processed were 92% and 99% higher, respectively, than the second quarter of 2008, as a result of the expansion project. Production was up by 85% due to higher throughput and grade, which also increased revenue. Cost of sales increased due to additional costs encountered as the new mill continued to ramp up to targeted throughput, while recovery was lower year-over-year due to commissioning of the new hydromet plant and fine-tuning of the grinding circuit.

At the Crixás joint venture mine in Brazil, tonnes of ore mined and processed were higher than the same period last year primarily due to expansion. Gold equivalent ounces produced were lower due to lower grades. Lower grade areas were mined in the second quarter, consistent with the mine plan. Metal sales decreased as a result of lower production.

At the La Coipa mine in Chile, tonnes of ore mined were higher compared with the same quarter last year when mining was impacted by a pit wall failure. Gold grades were higher than the prior year quarter as stockpiled ore, which was used to feed the mill in 2008, contained lower grades. As a result, gold equivalent ounces produced and metal sales increased year-over-year. Gold equivalent ounces sold were higher than production due to timing of shipments. On August 1, unionized workers at La Coipa voted to accept a new three-year collective agreement, ending a strike that began on July 8. The strike reduced La Coipa’s forecast production for July by approximately 9,400 gold equivalent ounces.

At the Maricunga mine in Chile, tonnes of ore mined and processed were higher due to improved performance of the primary crusher and optimization initiatives implemented during the quarter. Grades increased as a result of mine sequencing, and gold equivalent ounces produced were higher due to increases in tonnes processed and higher grade. Year-over-year, gold equivalent ounces sold were higher, as shipments in 2008 were delayed by poor weather and sold in the third quarter. Cost of sales increased as a result of higher labour and plant maintenance costs.

Project updates
The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 14 of this news release.

Projects near completion

Paracatu expansion

By the end of the second quarter, throughput at the Paracatu expansion plant had reached targeted levels. The new hydromet facility was successfully commissioned in June, which negatively impacted recovery during that period as inventory was built up. Ongoing adjustments to the plant and process during the third quarter are required to optimize throughput and recovery in order to reach targeted production levels in the fourth quarter.

The Company is working to obtain the installation license (LI) from the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM) for the construction of the new Eustaquio tailings facility. During the second quarter, the Company was successful in overturning state and federal injunctions that prevented SUPRAM from considering the Company’s LI application. The Company is also continuing negotiations with local stakeholders, landowners and the federal land management agency to acquire all necessary ownership rights to lands required for the new Eustaquio facility.

At the same time, work has commenced to raise the existing San Antonio dam in order to provide tailings capacity until the new Eustaquio dam is completed. This work is expected to be completed in the fourth quarter of 2010. Total capital expenditures for the project are expected to be approximately $50 million, of which approximately $18 million is expected to be spent in 2009.

p. 5 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Fort Knox project

Leach pad construction was re-initiated on schedule in May, and approximately 86% of the initial phase was complete at the end of the second quarter. As planned, ore loading on the heap leach pads began during the first week of August, with initial gold production on schedule for the fourth quarter. The carbon-in-column circuit to recover gold from the pregnant leach solution has been commissioned.

As previously disclosed, the Fort Knox project is expected to extend the life of the mine to 2018, and to double life-of-mine production to 2.9 million gold ounces.

Fort Knox is undertaking a 29,000-metre drilling program in 2009 aimed at further expanding reserves and extending mine life, including drilling in support of a potential Phase 8 pit expansion.

Organic growth projects

Maricunga expansion

A scoping study carried out late last year at Maricunga indicated positive economics for an expansion aimed at doubling gold production. The Company has initiated a pre-feasibility study process, examining the advantages of building an additional plant to substantially increase crushing and leaching capacity, as well as increasing and optimizing throughput at the current plant. The study is expected to be completed by year-end 2009.

Paracatu optimization

A scoping evaluation is being carried out on improving throughput and recovery at Paracatu, including the option of adding a third ball mill. A third ball mill was considered in the original feasibility study for the expansion project and provision has been made in the plant design to locate this west of the present ball mills. The scoping evaluation is on schedule to be completed by year-end 2009.

New development projects

Lobo-Marte

An initial scoping study at Lobo-Marte indicates the viability of development options that will be evaluated further in a preliminary feasibility study. These options include a processing rate of 40,000-50,000 tonnes per day, initial capital in the range of $500 million, all-in operating costs of about $12.50 per tonne, and production of about 350,000 ounces per year.

The scoping study is very preliminary in nature and will require further study and analysis as part of the pre-feasibility study process commenced in June. The pre-feasibility study requires completion of a three-month drilling program for metallurgical samples, which commenced in July but has been hampered by winter weather. Kinross expects to complete the pre-feasibility study by year-end.

The Lobo-Marte project contemplates a heap leach process similar to that being operated at Maricunga, and incorporating Sulphidization, Acidification, Recycling, and Thickening (SART) processing technology. In parallel, the Company is evaluating the possibility of hauling higher grade ore to the La Coipa mill for processing prior to construction of the heap leach facility. Baseline data collection and preparations for environmental analysis and permitting are underway. Based on current analysis, shipping of ore to La Coipa is targeted for 2012.

Fruta del Norte

During the second quarter the Company continued to advance the Fruta del Norte project (FDN). Fieldwork at the site focused on preparation for the resumption of geologic definition drilling activities. The preparatory work included environmental baseline studies and the installation of water treatment plants, health and safety training and upgraded support facilities. Other project-related activities during the quarter included strategic land acquisition, engineering and metallurgical studies, and updated geological interpretation and modeling.

p. 6 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

The Company continued to work in cooperation with Ecuadorian government authorities to acquire the approvals necessary to recommence the infill drilling program at FDN. During the quarter, the Company’s Environment Management Plan for the program was submitted to, and approved by, the Ministry of the Environment. In addition, on August 7, 2009, the regional Loja office of the national Water Secretariat recognized and re-confirmed an industrial water usage permit that had been obtained by the Company in December 2008, prior to the passage of the new Mining Law. With these two approvals now in-hand, the Company is awaiting final approval from the Ministry of Mines and Petroleum (MMP) to re-commence infill drilling activities in order to complete a pre-feasibility study for the project.

The regulations to be promulgated pursuant to the new Mining Law had not been published by the end of the second quarter and are expected to be issued later in the year.

Cerro Casale

A full feasibility study of Cerro Casale remains on schedule for completion in the third quarter of 2009, and work continues on the modified environmental impact assessment (EIA).

Kinross and Barrick Gold have signed a new shareholders agreement to govern the Cerro Casale joint venture. The agreement is being held in escrow pending completion of a reorganization of the corporate ownership structure, which is expected later this month. The new shareholders agreement reflects 50-50 ownership of Compania Minera Casale (CMC), the Chilean contractual mining company that owns the Cerro Casale project. Key provisions include: as long as one party owns 40% or more, equal CMC Board and advisory committee representation, resulting in joint-operatorship through a Board-appointed CMC management team; pro rata contribution obligations with failure to do so resulting in prescribed dilution; where a shareholder’s ownership is diluted below 10%, the right to convert that interest into a 2% net smelter returns royalty; and standard ownership transfer restrictions, including a right of first refusal.

The project currently contemplates a heap leach facility and a mill with a throughput of 150,000 tonnes per day. Kinross’ share of average annual production for the first ten years of full heap leach and milling operations would be approximately 430,000 ounces of gold plus 118 million pounds of copper. The mine life is estimated at 18 years.

2009 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 14 of this news release.

The Company has revised its production guidance and now expects to produce 2.3 to 2.4 million gold equivalent ounces for the full year 2009, primarily due to a longer than expected ramp-up at the Paracatu expansion. Cost of sales per gold equivalent ounce for the full year 2009 is expected to be approximately $390 to $420, consistent with previously-stated guidance. Based on year-to-date results, the Company expects cost of sales to be at the higher end of this range.

The Company is revising its regional guidance for Brazil, where production for the full year 2009 is now expected to be 480,000 to 550,000 gold equivalent ounces at an average cost of sales of $525 to $570 per ounce. Guidance for all other regions remains as previously stated in the January 7, 2009 news release.

On a by-product accounting basis, Kinross now expects to produce 2.1 to 2.2 million ounces of gold and 12.0 to 12.5 million ounces of silver. Cost of sales per gold ounce on a by-product accounting basis is expected to be approximately $360 to $390, consistent with previously-stated guidance.

Capital expenditures for 2009 are expected to increase by approximately $25 million from the prior forecast of $475 million, primarily as a result of additional Paracatu tailings dam costs. The amount of the increase will largely depend on the timing of these expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $75 million, of which approximately $65 million will be allocated for exploration and corporate development, and $10 million for technical services and environment, health and safety.

p. 7 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Exploration and business development

Exploration and business development expense for the second quarter of 2009 was $15.7 million, compared with $12.5 million for the second quarter of 2008.

Technical alliance with Polyus Gold

Kinross has entered into a technical alliance with Polyus Gold to continue the joint assessment of the Nezhdaninskoye deposit in the Republic of Sakha (Yakutia) in the Russian Federation, and to explore other opportunities for exploration and development in the country. According to the terms of the agreement, Kinross and Polyus have extended the previously announced timetable for initiating a full feasibility study of the Nezhdaninskoye deposit, and will now conduct a strategic review to more fully assess various technical alternatives for cost-effectively developing all or part of the deposit. The strategic review will be completed within 12 months, at which time Kinross will have 60 days to decide whether to proceed with further exploration and development, including a feasibility study. Kinross and Polyus have also agreed to conduct joint exploration work. Both parties have further agreed on a non-exclusive basis to consider and potentially pursue cooperative business opportunities related to other projects in the Russian Federation. Under the terms of the agreement, it is expected that Kinross’ investment in the technical alliance will total approximately $20 million over 24 months, commencing November 2009.

Exploration update

Of total exploration and business development costs, expensed exploration totalled $11.6 million and capitalized exploration was $2.9 million. Kinross was active on 31 mine site, near-mine and greenfields projects with a total of 41,659 metres drilled (28,303 metres expensed and 13,356 metres capitalized). Highlights for the quarter included:

■
La Coipa District: Drilling commenced on the CMLC joint venture property (50% Kinross) with 20 holes (6,624 metres) drilled at Puren West and Paloma-Las Vetas. Encouraging results at Puren West will be followed up later in the year in addition to testing the Pompeya target. Seven holes (2,063 metres) were drilled at Coipa Norte targeting mineralization extending beyond the east wall of the pit and beneath the pit floor.

■
Kupol Mine: Twenty-three core holes (5,595 metres) were completed on the Northern Extension Zone, Pit Extension and T1 targets. Drilling at the Northern Extension target aims to extend mineralization closer to surface beyond the limit of existing inferred resources. Results of the Pit Extension program confirms widths and grades predicted by the existing resource model.

■
Kupol East and West (37.5% Kinross): Drilling was completed at the Maroshka West and Star/B5 targets. At Maroshka West, narrow, mineralized veins were intersected at depth bearing similar gold and silver grades to Kupol. Follow-up drilling is scheduled to commence in the fall to further understand potential at this target.

■	Kettle River/Buckhorn: Infill drilling commenced at Buckhorn with a single underground core rig. Seventeen holes (1,144 metres) were completed by the end of June.

■
Other: At Fort Knox, 59 holes were completed for 12,073 metres, focusing on the Gil (80% Kinross) and Sourdough (100% Kinross) targets. At Maricunga, a core drilling program was designed at Verde West to convert deep resource to reserve beneath the pit. Activity at Lobo-Marte and Fruta del Norte was as outlined in the Project Update section.

For additional details, see Management’s Discussion and Analysis for the second quarter of 2009, filed concurrently with this news release.

p. 8 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Financial overview

Other income (expense) – net

(in US$ millions)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Gain (loss) on sale of assets and investments - net	$0.2	$(1.4)	$0.7	$10.5
Interest income and other	0.6	6.2	2.3	14.2
Interest expense	(16.0)	(9.2)	(32.7)	(14.2)
Foreign exchange losses	(57.5)	(12.5)	(51.9)	(29.9)
Net non-hedge derivative gains (losses)	(3.2)	(9.6)	1.5	12.8
Working interest in Diavik Diamond mine	(2.9)	—	(2.9)	—
	$(78.8)	$(26.5)	$(83.0)	$(6.6)

Interest income and other

Interest income and other was $0.6 million in the second quarter of 2009, compared with $6.2 million in the same period in the prior year. The decrease is primarily due to lower interest rates.

Interest expense

Interest expense increased to $16.0 million compared with $9.2 million in the same period last year due to the impact of a $2.1 million tax charge as a result of an assessment received from the Brazilian tax authorities related to disallowing credits taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. Additionally, with the start-up of Kupol, Kettle River-Buckhorn and the Paracatu expansion, Kinross has ceased capitalizing interest expense to these projects. Capitalized interest for the quarter was $1.9 million compared with $5.3 million of capitalized interest for the same period in the prior year.

Foreign exchange losses

For the second quarter of 2009, foreign exchange losses were $57.5 million, compared with losses of $12.5 million in the same period last year, which relates to the translation of net monetary liabilities, largely future income and mining taxes, denominated in foreign currencies to the US dollar. The Brazil real, Russian rouble, Canadian dollar and Chilean peso strengthened against the US dollar compared with the same period last year.

Income and mining taxes

In the second quarter of 2009, Kinross recorded an income and mining tax expense of $21.6 million, compared with $21.3 million in the comparable period last year. Kinross’ effective tax rate was lower year-over-year largely due to a change in income mix, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three and six months ended on June 30, 2009.

p. 9 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                         www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Cash flow summary

(in US$ millions)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash flow:
Provided from (used for) operating activities	$171.8	$(39.7)	337.2	$36.6
Used in investing activities	(45.7)	(268.7)	(480.9)	(614.8)
Provided from (used for) financing activities	(74.4)	52.4	292.4	505.6
Effect of exchange rate changes on cash	7.5	1.6	6.3	(0.2)
Increase (decrease) in cash and cash equivalents	59.2	(254.4)	155.0	(72.8)
Cash and cash equivalents:
Beginning of period	586.4	732.9	490.6	551.3
Assets held for sale	—	(5.1)	—	(5.1)
End of period	$645.6	$473.4	$645.6	$473.4

Operating activities

Cash flow provided from operating activities was $171.8 million in the second quarter, compared with cash used in operating activities of $39.7 million for the comparable period last year. The increased cash flows were largely a result of higher gold equivalent ounces sold.

Investing activities

Net cash used in investing activities during the second quarter of 2009 was $45.7 million, compared with $268.7 million in the second quarter of 2008. The decrease was largely due to lower capital expenditures at Paracatu and Kupol, as both projects were in development in the second quarter of 2008. Additionally, short-term investments were reduced in the amount of $54.4 million during the quarter compared with an investment of $84.7 million for the second quarter in 2008.

Capital expenditures

(in US$ millions)	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Operating segments
Fort Knox	$41.9	$38.6	$65.2	$55.4
Round Mountain	9.0	9.7	17.6	17.9
Kettle River - Buckhorn	8.2	10.1	15.9	17.9
Kupol	10.0	33.9	16.5	72.8
Paracatu	24.8	72.4	35.1	175.7
Crixás	6.3	4.0	12.9	7.5
La Coipa	3.6	4.8	7.6	8.6
Maricunga	13.9	8.7	20.9	14.1
Julietta	—	0.9	—	1.9
Corporate and other (a)	7.2	1.4	11.5	3.2

Total	$124.9	$184.5	$203.2	$375.0

(a) ‘Corporate and other’ includes Toronto, Lobo-Marte, Fruta del Norte, and Cerro Casale related expenditures.

p. 10 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Capital expenditures for the second quarter of 2009 included costs related to the Paracatu expansion, the Fort Knox expansion and the development of the Lobo-Marte and Fruta del Norte projects.

Financing activities

Cash flow used for financing activities in the second quarter of 2009 was $74.4 million, compared with cash flow provided from financing activities of $52.4 million year-over-year. The variance was largely a result of a repayment of debt that was $38.3 million higher in 2009. Additionally, in the second quarter of 2008, the Company received $88.3 million from the proceeds from the issuance of debt compared with $0.2 million in the second quarter of 2009.

Dividend Payment

The Board of Directors has declared a dividend of $0.05 per common share, an increase of 25% over the dividend paid on March 31, 2009, reflecting higher gold prices, strong cash flow and a positive outlook for the Company’s performance going forward. The dividend is payable on September 30, 2009 to shareholders of record at the close of business on September 23, 2009.

Balance sheet

Cash and short-term investments during the first six months increased to $751.3 million. Current assets increased to $1,438.8 million, primarily due to the increase in cash and short-term investments, an increase in supplies inventory at Paracatu needed for higher production rates, and a larger fuel pre-payment at Kupol. In addition, total assets increased to $8,001.6 million, largely as a result of the acquisition of the remaining interest in Lobo-Marte, and the investments in Harry Winston and the Diavik Diamond Mine. Total debt was reduced to $853.8 million.

	As at:

(in US$ millions)	June 30, 2009	December 31, 2008

Cash and cash equivalents and short-term investments	$751.3	$525.1
Current assets	$1,438.8	$1,124.9
Total assets	$8,001.6	$7,387.5
Current liabilities	$486.7	$551.5
Total debt, including current portion (a)	$853.8	$950.9
Total liabilities (b)	$2,570.2	$2,610.6
Shareholders’ equity	$5,431.4	$4,776.9

Statistics
Working capital	$952.1	$573.4
Working capital ratio (c)	2.96:1	2.04:1

(a) Includes long-term debt.

(b) Includes preferred shares and non-controlling interest.

(c) Current assets divided by current liabilities.

Automatic securities disposition plan

Kinross has implemented an automatic securities disposition plan (ASDP) to permit its senior leadership team executives (executives) to elect to participate in the ASDP to sell on an automatic basis, up to 25% of the common shares issuable to them on the annual vesting of their restricted share units (“RSUs”) under the Kinross Restricted Share Plan. Sales of common shares under the ASDP will be effected by an independent securities broker in accordance with a pre-determined quarterly sales schedule. Participating executives will be subject to meaningful restrictions on their ability to modify or terminate their participation in the ASDP.

p. 11 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

Kinross implemented the ASDP in order to provide an opportunity for the executives to sell a portion of the common shares issued on the annual vesting of RSUs at times when they might otherwise be subject to restrictions on their ability to effect trades in Kinross’ common shares under Canadian securities laws or trading blackouts imposed on such executives under Kinross’ insider trading policy.

Executives may only participate in the ASDP if they meet Kinross’ minimum share ownership requirements of three times base salary or, in the case of the CEO, five times base salary.

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures are meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the company believes are either non-recurring, or recurring, but of a nature which are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Net earnings - GAAP	$19.3	$26.0	$95.8	$96.9

Adjusting items:
Foreign exchange losses	57.5	12.5	51.9	29.9
Non-hedged derivatives losses (gains)	3.2	9.6	(1.5)	(12.8)
Losses (gains) on sale of assets and investments - net	(0.2)	1.4	(0.7)	(10.5)
Taxes in respect of prior years	4.5	—	9.1	—
	65.0	23.5	58.8	6.6
Net earnings - Adjusted	$84.3	$49.5	$154.6	$103.5
Weighted average number of common shares outstanding - Basic	694.7	615.0	687.5	614.4
Net earnings per share - Adjusted	$0.12	$0.08	$0.22	$0.17

p. 12 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation 40 King Street West, Scotia Plaza, 52nd Floor Toronto, ON, Canada M5H 3Y2

The Company makes reference to a non-GAAP measure for cash flow before changes in working capital and cash flow before changes in working capital per share. Cash flow before changes in working capital is defined as cash flow provided from operating activities before changes in operating assets and liabilities. Working capital can be volatile due to numerous factors. Examples include the timing of tax payments and, in the case of Kupol, a build up of inventory due to transportation logistics. Management believes that, by excluding working capital changes, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company since it excludes the impact of timing issues. The following table provides a reconciliation of cash flow from operations to cash flow from operations before working capital:

	GAAP to Cash Flow Before Working Capital Reconciliation
(in US$ millions)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash flow provided from (used for) operating activities - GAAP	$171.8	$(39.7)	$337.2	$36.6

Adjusting items:
Accounts receivable and other assets	47.2	26.4	50.4	38.7
Inventories	17.6	77.0	49.4	79.0
Accounts payable and other liabilities	(9.5)	47.1	5.0	55.6
	55.3	150.5	104.8	173.3
Cash flow from operations before working capital	$227.1	$110.8	$442.0	$209.9
Weighted average number of common shares outstanding - Basic	694.7	615.0	687.5	614.4
Cash flow from operations before working capital changes per share	$0.33	$0.18	$0.64	$0.34

Attributable cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce cost of sales, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting. The following table provides a reconciliation of attributable cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on a By-Product Basis
(in US$ millions)	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cost of sales	$270.0	$154.2	$504.5	$322.5
Less: portion attributable to Kupol non-controlling interest	(16.8)	—	(30.4)	—
Less: attributable silver sales	(49.9)	(29.9)	(92.4)	(76.6)
Attributable cost of sales net of silver by-product revenue	$203.3	$124.3	$381.7	$245.9

Gold ounces sold	591,109	297,523	1,129,990	602,699
Less: portion attributable to Kupol non-controlling interest	(59,541)	—	(115,700)	—
Attributable gold ounces sold	531,568	297,523	1,014,290	602,699
Attributable cost of sales per ounce sold on a by-product basis	$382	$418	$376	$408

Conference call details

Kinross will hold a conference call and audio webcast on Thursday, August 13, 2009 at 8:30 a.m. ET to discuss the second quarter results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

p. 13 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
Kinross Gold Corporation
phone: (416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contacts

Erwyn Naidoo	Lisa Doddridge
Vice-President, Investor Relations	Director, Investor Relations
phone: (416) 365-2744	phone: (416) 369-6480
erwyn.naidoo@kinross.com	lisa.doddridge@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining law and related regulations and policies being consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 14 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Key Sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a ‘‘qualified person’’ within the meaning of National Instrument 43-101.

p. 15 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Consolidated balance sheets

     (Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	June 30, 2009	December 31, 2008

Assets
Current assets
Cash, cash equivalents and short-term investments	$751.3	$525.1
Restricted cash	2.2	12.4
Accounts receivable and other assets	169.0	126.5
Inventories	478.8	437.1
Unrealized fair value of derivative assets	37.5	23.8
	1,438.8	1,124.9
Property, plant and equipment	5,028.4	4,748.0
Goodwill	1,181.9	1,181.9
Long-term investments	227.6	185.9
Future income and mining taxes	7.4	33.9
Unrealized fair value of derivative assets	11.7	8.7
Deferred charges and other long-term assets	105.8	104.2
	$8,001.6	$7,387.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$255.2	$246.3
Current portion of long-term debt	147.1	167.1
Current portion of reclamation and remediation obligations	9.2	10.0
Current portion of unrealized fair value of derivative liabilities	75.2	128.1
	486.7	551.5
Long-term debt	706.7	783.8
Other long-term liabilities	642.9	586.6
Future income and mining taxes	622.7	622.3
	2,459.0	2,544.2
Non-controlling interest	111.2	56.3
Convertible preferred shares of subsidiary company	—	10.1
Common shareholders’ equity
Common share capital and common share purchase warrants	6,427.7	5,873.0
Contributed surplus	164.6	168.5
Accumulated deficit	(1,017.5)	(1,100.2)
Accumulated other comprehensive loss	(143.4)	(164.4)
	5,431.4	4,776.9

	$8,001.6	$7,387.5
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	694,851,361	659,438,293

p. 16 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Consolidated statement of operations

     Unaudited (expressed in millions of United States dollars, except per share and share amounts)
	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Revenue
Metal sales	$598.1	$298.7	$1,130.8	$628.9
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	270.0	154.2	504.5	322.5
Accretion and reclamation expense	4.6	4.4	9.2	8.6
Depreciation, depletion and amortization	117.0	37.5	228.2	75.3
	206.5	102.6	388.9	222.5
Other operating costs	9.8	(8.9)	15.9	(5.9)
Exploration and business development	15.7	12.5	26.7	24.4
General and administrative	26.5	24.2	51.2	47.4
Operating earnings	154.5	74.8	295.1	156.6
Other expense - net	(78.8)	(26.5)	(83.0)	(6.6)
Earnings before taxes and other items	75.7	48.3	212.1	150.0
Income and mining taxes expense - net	(21.6)	(21.3)	(54.7)	(46.2)
Equity in losses of associated companies	(6.0)	(1.5)	(6.7)	(7.2)
Non-controlling interest	(28.8)	0.7	(54.9)	0.7
Dividends on convertible preferred shares of subsidiary	—	(0.2)	—	(0.4)
Net earnings	$19.3	$26.0	$95.8	$96.9

Earnings per share
Basic	$0.03	$0.04	$0.14	$0.16
Diluted	$0.03	$0.04	$0.14	$0.16
Weighted average number of common shares outstanding (millions)
Basic	694.7	615.0	687.5	614.4
Diluted	698.4	620.2	692.5	619.6

p. 17 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Consolidated statements of cash flows

     Unaudited (expressed in millions of United States dollars)
	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$19.3	$26.0	$95.8	$96.9
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	117.0	37.5	228.2	75.3
Accretion and reclamation expenses	4.6	4.4	9.2	8.6
Accretion of convertible debt and deferred financing costs	4.2	4.4	8.4	7.0
Losses (gains) on disposal of assets and investments - net	(0.2)	1.4	(0.7)	(10.5)
Equity in losses of associated companies	6.0	1.5	6.7	7.2
Non-hedge derivative losses (gains) - net	3.2	12.2	(1.5)	(9.4)
Future income and mining taxes	(22.0)	6.0	(27.8)	14.0
Non-controlling interest	28.8	(0.7)	54.9	(0.7)
Stock-based compensation expense	6.2	5.6	13.8	10.7
Foreign exchange losses and Other	60.0	12.5	55.0	10.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	(47.2)	(26.4)	(50.4)	(38.7)
Inventories	(17.6)	(77.0)	(49.4)	(79.0)
Accounts payable and other liabilities	9.5	(47.1)	(5.0)	(55.6)
Cash flow provided from (used for) operating activities	171.8	(39.7)	337.2	36.6
Investing:
Additions to property, plant and equipment	(124.9)	(184.5)	(203.2)	(375.0)
Asset purchases - net of cash acquired	—	—	(41.4)	—
Proceeds from the sale of long-term investments and other assets	—	—	0.1
Reductions (additions) to long-term investments and other assets	(3.9)	3.0	(175.6)	(24.4)
Proceeds from the sale of property, plant and equipment	0.3	0.5	0.3	15.8
Reductions (additions) to short-term investments	54.4	(84.7)	(71.2)	(231.4)
Decrease in restricted cash	28.4	0.5	10.2	0.5
Other	—	(3.5)	(0.1)	(0.3)
Cash flow used in investing activities	(45.7)	(268.7)	(480.9)	(614.8)
Financing:
Issuance of common shares	—	—	396.4	—
Issuance of common shares on exercise of options and warrants	2.8	0.4	12.6	28.8
Proceeds from issuance of debt	0.2	88.3	5.4	117.9
Proceeds from issuance of convertible debentures	—	—	—	449.9
Debt issuance costs	—	—	—	(1.6)
Repayment of debt	(72.5)	(34.2)	(85.7)	(55.5)
Dividends paid	—	(0.2)	(27.8)	(25.0)
Settlement of derivative instruments	(4.9)	(1.9)	(8.5)	(8.9)
Cash flow provided from (used for) financing activities	(74.4)	52.4	292.4	505.6
Effect of exchange rate changes on cash	7.5	1.6	6.3	(0.2)
Increase (decrease) in cash and cash equivalents	59.2	(254.4)	155.0	(72.8)
Cash and cash equivalents, beginning of period	586.4	732.9	490.6	551.3
Cash and cash equivalents, end of period before assets held for sale	$645.6	$478.5	$645.6	$478.5
Assets held for sale	—	(5.1)	—	(5.1)
Cash and cash equivalents, end of period	$645.6	$473.4	$645.6	$473.4

Cash and cash equivalents, end of period	$645.6	$473.4	$645.6	$473.4
Short-term investments	105.7	241.3	105.7	241.3
Cash, cash equivalents and short-term investments	$751.3	$714.7	$751.3	$714.7

p. 18 Kinross doubles revenue and operating earnings in Q2                                                                                                                                                        www.kinross.com

Kinross Gold Corporation
40 King Street West, Scotia Plaza, 52nd Floor
Toronto, ON, Canada M5H 3Y2

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	D D & A
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
U.S.A	Fort Knox	Q2 2009	100	3,269	0.74	82%	67,391	63,443	34.3	541	41.9	6.6
		Q1 2009	100	3,048	0.58	80%	48,626	49,424	33.2	672	23.3	5.7
		Q4 2008	100	3,461	0.80	81%	77,133	76,495	37.6	492	32.8	7.5
		Q3 2008	100	3,815	0.96	80%	100,969	101,729	45.1	443	38.4	8.5
		Q2 2008	100	3,398	0.95	82%	85,609	75,720	34.4	454	38.6	6.6
	Round Mountain	Q2 2009	50	5,827	0.58	nm	51,322	52,912	28.6	541	9.0	4.9
		Q1 2009	50	9,668	0.48	nm	50,176	50,986	26.0	510	8.6	4.7
		Q4 2008	50	8,219	0.52	nm	54,489	51,664	27.4	530	11.2	4.9
		Q3 2008	50	9,447	0.50	nm	63,283	64,259	28.6	445	7.8	5.3
		Q2 2008	50	8,725	0.46	nm	65,570	67,538	30.9	458	9.7	6.1
	Kettle River	Q2 2009	100	56	20.26	94%	33,807	27,414	8.2	299	8.2	12.0
		Q1 2009	100	47	19.50	94%	27,899	35,161	10.8	307	7.7	10.1
		Q4 2008	100	77	12.29	88%	27,036	16,296	5.6	344	11.9	5.8
Russia	Kupol - 100% (5)	Q2 2009	75	279	23.80	95%	234,265	271,133	70.1	259	10.0	59.4
		Q1 2009	75	293	24.91	95%	257,123	254,814	57.2	224	6.5	55.6
		Q4 2008	75	286	28.13	95%	282,567	303,958	64.2	211	7.2	71.4
		Q3 2008	75	258	26.62	95%	275,327	227,632	52.6	231	22.4	50.2
		Q2 2008	75	74	36.55	96%	68,649	—	—	—	33.9	—
	Kupol (5) (6)	Q2 2009	75	209	23.80	95%	175,699	203,350	53.2	262	7.5	49.3
		Q1 2009	75	220	24.91	95%	192,842	191,110	43.6	228	4.9	46.3
		Q4 2008	75	215	28.13	95%	211,925	227,968	48.2	211	5.4	59.3
		Q3 2008	75	194	26.62	95%	206,495	170,724	39.4	231	16.8	44.1
		Q2 2008	75	55	36.55	96%	51,487	—	—	—	25.4	—
	Julietta (4)	Q2 2009	90	—	—	—	—	—	—	—	—	—
		Q1 2009	90	—	—	—	—	—	—	—	—	—
		Q4 2008	90	—	—	—	—	—	—	—	—	—
		Q3 2008	90	21	10.40	94%	6,855	8,364	7.9	945	0.5	1.2
		Q2 2008	90	42	10.60	91%	16,082	16,909	12.7	751	0.9	4.3
Brazil	Paracatu	Q2 2009	100	9,259	0.44	67%	87,458	92,725	64.6	697	24.8	11.9
		Q1 2009	100	8,997	0.42	61%	72,745	72,093	48.0	666	10.3	10.6
		Q4 2008	100	6,051	0.40	64%	49,941	41,000	19.6	478	59.6	5.2
		Q3 2008	100	4,860	0.37	81%	47,641	47,500	19.8	417	93.9	4.4
		Q2 2008	100	4,655	0.41	79%	47,338	52,150	23.8	456	72.4	3.5
	Crixás	Q2 2009	50	277	5.03	92%	20,646	17,763	7.5	422	6.3	2.3
		Q1 2009	50	202	3.94	90%	11,595	13,548	5.8	428	6.6	1.9
		Q4 2008	50	195	7.44	95%	22,163	21,757	5.9	271	7.0	2.8
		Q3 2008	50	208	7.15	94%	22,566	23,363	7.8	334	5.2	3.0
		Q2 2008	50	206	7.08	95%	22,310	21,569	6.6	309	4.0	2.5
Chile	La Coipa (3)	Q2 2009	100	1,323	1.12	87%	64,482	67,296	26.4	392	3.6	14.6
		Q1 2009	100	1,419	1.08	85%	66,240	56,262	22.0	391	4.0	17.0
		Q4 2008	100	1,168	1.30	83%	56,145	49,287	26.4	536	5.0	6.5
		Q3 2008	100	1,255	1.00	81%	48,879	56,877	33.0	580	3.5	10.4
		Q2 2008	100	1,331	0.95	77%	60,376	47,941	19.2	400	4.8	9.9
	Maricunga	Q2 2009	100	3,996	0.83	nm	59,674	58,704	30.3	516	13.9	4.6
		Q1 2009	100	3,664	0.87	nm	56,765	58,223	31.5	541	7.0	4.5
		Q4 2008	100	3,920	0.82	nm	51,389	50,478	30.0	594	3.8	4.5
		Q3 2008	100	3,945	0.77	nm	53,313	60,798	34.8	572	4.5	5.5
		Q2 2008	100	3,259	0.77	nm	57,260	48,806	26.6	545	8.7	3.9

(1)	Ore processed is to 100%, production and costs are to Kinross’ account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	La Coipa silver grade and recovery were as follows: Q2 (2008) 52.2 g/t 66%; Q3 (2008) 45.62 g/t 58%; Q4 (2008) 60.61 g/t 56.1%; Q1 (2009) 64.87g/t 63.6%; Q2 (2009) 55.15g/t 63.0%
(4)	Kinross completed the sale of Julietta on August 16, 2008
(5)	Kupol silver grade and recovery were as follows: Q2 (2008) 427.4 g/t 88%; Q3 (2008) 305.97 g/t 84%; Q4 (2008) 328.37 g/t 82%; Q1 (2009) 286.70 g/t 82%; Q2 (2009) 298.68 g/t 83%
(6)	Includes Kinross’ share of Kupol at 75%.

  www.kinross.com